                                                                         -----------------------------
                                                                                   OMB APPROVAL
                                                                         -----------------------------
                                  UNITED STATES                          OMB Number:         3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                Expires:      August 31, 1999
                             WASHINGTON, D.C. 20549                      Estimated average burden
                                                                         hours per response......14.90
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

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                               Moore Medical Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    615799103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Christopher W. Brody
                            c/o Vantage Partners, LLC
                           610 Fifth Avenue, 7th Floor
                            New York, New York 10020
                                 (212) 218-8130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 7, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103
------                                                   -------------

--------------------------------------------------------------------------------
  1.       Names of Reporting Persons

           Christopher W. Brody

           I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)    X
--------------------------------------------------------------------------------
  3.       SEC Use Only
--------------------------------------------------------------------------------
  4.       Source of Funds (See Instructions)    PF - Personal Funds
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.       Citizenship or Place of Organization   U.S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Number of Shares        7.      Sole Voting Power     210,000(1)
  Beneficially Owned      ------------------------------------------------------
  by Each Reporting       8.      Shared Voting Power      0
  Person With             ------------------------------------------------------
                          9.      Sole Dispositive Power     210,000(1)
                          ------------------------------------------------------
                         10.      Shared Dispositive Power     0
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person
           210,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)      6.8%(1)
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)
           IN
--------------------------------------------------------------------------------
(1) Includes 50,000 shares owned by Vantage Venture Partners, LP as to which voting and dispositive power is exercised solely by Mr. Brody in his capacity as Chairman and sole member of its general partner, Vantage Partners, LLC.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103
------                                                   -------------

--------------------------------------------------------------------------------
  1.       Names of Reporting Persons

           Vantage Venture Partners, LP

           I.R.S. Identification Nos. of above persons (entities only)

           061569732
--------------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)    X
--------------------------------------------------------------------------------
  3.       SEC Use Only
--------------------------------------------------------------------------------
  4.       Source of Funds (See Instructions)    WC - Working Capital
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.       Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Number of Shares        7.      Sole Voting Power      50,000(1)
  Beneficially Owned      ------------------------------------------------------
  by Each Reporting       8.      Shared Voting Power      0
  Person With             ------------------------------------------------------
                          9.      Sole Dispositive Power      50,000(1)
                          ------------------------------------------------------
                         10.      Shared Dispositive Power     0
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person
           50,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)      1.6%(1)
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------
(1) Vantage Venture Partners, LP owns 50,000 shares of the Issuer's Common Stock, as to which voting and dispositive power is exercised through its general partner, Vantage Partners, LLC. Mr. Brody is Chairman and sole member of Vantage Partners, LLC.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103

Item 1.    SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Moore Medical Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 389 John Downey Drive, New Britain, Connecticut 06050.

Item 2.    IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Christopher W. Brody ("Mr. Brody") and Vantage Venture Partners, LP, a Delaware limited partnership ("Ventures"). Mr. Brody and Ventures are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C of Schedule 13D, information is included herein with respect to Vantage Partners, LLC, a Delaware limited liability company ("Vantage Partners" or "Item 2 Person"). Vantage Partners is the general partner of Ventures. Mr. Brody is the Chairman and sole member of Vantage Partners and a director of the Issuer.

     (b)   - (c)

     REPORTING PERSONS

     MR. BRODY

     Christopher W. Brody's principal business is that of being a private investor. The principal business address of Mr. Brody is c/o Vantage Partners, LLC, 610 Fifth Avenue, 7th Floor, New York, New York 10020.

     VENTURES

     Ventures is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Ventures, which also serves as its principal office, is c/o Vantage Partners, LLC, 610 Fifth Avenue, 7th Floor, New York, New York 10020.

     ITEM 2 PERSON

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Item 2 Person is set forth below.

     VANTAGE PARTNERS

     Vantage Partners is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Vantage Partners serves as the sole general partner of Ventures. The principal business address of Vantage Partners, which also serves as its principal office, is 610 Fifth Avenue, 7th Floor, New York, New York 10020. Mr. Brody is the Chairman and sole member of Vantage Partners.

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103

     (d) None of the Reporting Persons or the Item 2 Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Item 2 Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Mr. Brody is a citizen of the United States of America.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting Persons to purchase shares of Common Stock are as follows:

Reporting Person             Source of Funds                         Amount of Funds
----------------             ---------------                         ---------------
Mr. Brody                    Personal Funds                          $1,138,530.35
Ventures                     Working Capital                         $  500,000.00

Item 4.    PURPOSE OF TRANSACTION.

     Each of the Reporting Persons acquired and continues to hold the Common Stock reported herein for investment purposes. Each of the Reporting Persons intends to review his or its investment in the Issuer on a continuing basis and, depending on market conditions, the Issuer's business affairs and financial position and other factors that the Reporting Persons may deem material to their respective investment decisions, each of the Reporting Persons may purchase additional Common Stock or sell all or a portion of their holdings of the Common Stock in the open market or in private transactions.

     The Reporting Persons and the Item 2 Person have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     REPORTING PERSONS

     MR. BRODY

     Mr. Brody beneficially owns 210,000 shares of the Common Stock, which constitutes approximately 6.8% of the outstanding shares of Common Stock (based on the 3,075,002 shares of Common Stock outstanding as of July 29, 2000 as reported on the Quarterly Report on Form 10-Q filed by the Issuer on August 15,
2000). Of these shares, 160,000 shares of Common Stock are owned directly by Mr. Brody (10,000 of which are subject to a purchase right held by a third person) and 50,000 shares are owned directly by Ventures. Because of his position as the sole member and Chairman of Vantage Partners, which is the general partner of Ventures, Mr. Brody may be deemed pursuant to Rule 13d-3 of the Act to be the beneficial owner of the 50,000 shares of Common Stock owned directly by Ventures.

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103

     VENTURES

     Venture beneficially and directly owns 50,000 shares of the Common Stock, which constitutes approximately 1.6% of the outstanding shares of Common Stock (based on the 3,075,002 shares of Common Stock outstanding as of July 29, 2000 as reported on the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2000).

     ITEM 2 PERSON

     Because Vantage Partners is the general partner of Ventures, Vantage Partners may be deemed pursuant to Rule 13d-3 of the Act to be the beneficial owner of the 50,000 shares of Common Stock owned directly by Ventures.

     (b)

     REPORTING PERSONS

     MR. BRODY

     In his individual capacity, Mr. Brody has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of Common Stock that he owns directly. In his capacity as the Chairman and sole member of Vantage Partners, Mr. Brody has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of Common Stock that are directly owned by Ventures.

     VENTURES

     Acting through its general partner, Ventures has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 50,000 shares of Common Stock directly owned by it.

     ITEM 2 PERSON

     As the general partner of Ventures, Vantage Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 50,000 shares of Common Stock directly owned by Ventures.

     (c) Mr. Brody effected the following purchases of Common Stock within the past 60 days, all of which were purchased in brokers' transactions on the American Stock Exchange:

Date of Purchase                         Number of Shares Purchased             Price Per Share
----------------                         ---------------------------            ---------------
August 1, 2000                            2,500                                 $6.02
August 1, 2000                           15,000                                 $6.08
August 2, 2000                           10,000                                 $6.06
August 4, 2000                            7,500                                 $6.06
August 7, 2000                           65,000                                 $6.06

     Except as set forth in this paragraph (c), the Reporting Persons and the
Item 2 Person have not effected any transactions in the Common Stock during the past 60 days.

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

     (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On February 28, 2000, Ventures and the Issuer entered into a Subscription Agreement (the "Subscription Agreement," which is filed as Exhibit 99.1 hereto and incorporated herein by reference). Pursuant to the Subscription Agreement, the Issuer is required to file and keep effective a registration statement on Form S-3 under the Securities Act of 1933 covering resales by the Reporting Persons of the 50,000 shares of Common Stock purchased thereunder by Ventures and the 21,600 shares of Common Stock then owned by Mr. Brody in accordance with the terms and conditions set forth in the Subscription Agreement.

     On June 29, 2000, Mr. Brody and Will Porteous entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement," a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference). Pursuant to the Warrant Purchase Agreement, Mr. Brody sold a warrant which entitles Will Porteous to acquire 10,000 shares of Common Stock upon the terms and conditions set forth in the Warrant Purchase Agreement.

     Except as set forth herein or in the Exhibits filed herewith, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to each other or with any person with respect to any of the Issuer's Common Stock owned by such Reporting Person.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Subscription Agreement between the Issuer and Ventures dated February 28, 2000 (incorporated herein by reference to Exhibit 10.21 to the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2000).

     Exhibit 99.2 -- Warrant Purchase Agreement between Mr. Brody and Will Porteous dated as of June 29, 2000 relating to Common Stock of the Issuer.

     Exhibit 99.3 -- Joint Filing Agreement pursuant to Rule 13d-1 (k) (1) (iii) under the Act.

                                  SCHEDULE 13D
ISSUER:  Moore Medical Corp.                             CUSIP NUMBER: 615799103

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED:       August 16, 2000

                           /s/ Christopher W. Brody
                           ------------------------
                           Christopher W. Brody


                           VANTAGE VENTURE PARTNERS, LP

                           By:      VANTAGE PARTNERS, LLC,
                                    its general partner

                           By:         /s/ Christopher W. Brody
                                    --------------------------------
                                    Christopher W. Brody
                                    Chairman




                                 EXHIBIT INDEX

EXHIBIT                         DESCRIPTION

Exhibit 99.1 Subscription Agreement between the Issuer and Ventures dated February 28, 2000 (incorporated herein by reference to Exhibit 10.21 to the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2000).

Exhibit 99.2 Warrant Purchase Agreement between Mr. Brody and Will Porteous dated as of June 29, 2000 relating to Common Stock of the Issuer.

Exhibit 99.3               Joint Filing Agreement pursuant to Rule 13d-1 (k) (1)
                           (iii) under the Act.